SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2024

Alterity Therapeutics Limited

(Name of Registrant)

Level 14, 350 Collins Street, Melbourne, Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statement on Form S-8 (Files No. 333-251073, 333-248980 and 333-228671) and our Registration Statements on Form F-3 (Files No. 333-274816, 333-251647, 333-231417 and 333-250076)

Alterity Therapeutics Limited

(a development stage enterprise)

EXPLANATORY NOTE

On February 15, 2024 the Company entered into a Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, under which the Company may issue and sell American Depositary Shares (the “ADSs”) from time to time pursuant to a Prospectus Supplement through JonesTrading acting as Agent.

Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the ADSs from time to time, based upon the Company’s instructions. The Company has provided the Agent with customary indemnification rights and the Agent will be entitled to a commission at a fixed commission rate equal to 3.0% of the gross sales price per shares sold.

Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act Regulations.

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-274816). On October 2, 2023, the Company filed a base Prospectus (which became effective on October 5, 2023) and on February 15, 2024, the Company filed a Prospectus Supplement relating to the offering of up to US$6,000,000 in ADSs with the Securities and Exchange Commission. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The opinion of the Company’s counsel regarding the validity of the Shares that will be issued pursuant to the Prospectus Supplement is filed herewith as Exhibit 5.1.

Exhibits

1.1	Sales Agreement dated February 15, 2024 between Alterity Therapeutics Limited and JonesTrading Institutional Services LLC

5.1	Opinion of QR Lawyers Pty Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alterity Therapeutics Limited

By:	/s/ Phillip Hains
Phillip Hains
Chief Financial Officer

Date: February 15, 2024

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